October 18, 2007

Via U.S. Mail and Facsimile

Gil Shwed
Chief Executive Officer and Chairman of the Board
Check Point Software Technologies Ltd.
3A Jabotinsky Street
Ramat-Gan 52520, Israel

RE:		Check Point Software Technologies Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2006
      Filed March 15, 2007
		File No. 0-28584

Dear Mr. Shwed:

      We have reviewed your response letter dated October 10, 2007, and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the representations in your response dated October 10, 2007, that you maintain policies, and include language in your standard distributor and reseller partner agreements, requiring your distributors and resellers to "comply with appropriate U.S. and Israeli export control laws and regulations." It is not clear to us from your response whether, in certain circumstances, your distributors and resellers can sell your products and services into
Sanctioned Countries without violating U.S. and Israeli laws and regulations. For instance, it may be that a non-U.S. distributor of your products which employs no U.S. persons could sell your
products
into Sanctioned Countries without violating U.S. laws or
regulations,
if the products were manufactured outside the U.S. without the use of
U.S.-origin materials or technology.  Please clarify for us
whether,
in certain circumstances, your distributors and resellers may sell your products and services into Sanctioned Countries without violating U.S. and Israeli laws and regulations.
* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-
3470.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk

cc: 	John Slavitt
		General Counsel
		Check Point Software Technologies Ltd.
		Fax:  650-649-1975

		Barbara Jacobs
		Assistant Director
	Division of Corporation Finance


Gil Shwed
Check Point Software Technologies Ltd.
October 18, 2007
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